# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KLOTHO NEUROSCIENCES INC., CIK 0001907223
CUSIP: 49876K103
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 13576 Walnut Street,, Suite A,, Omaha, Nebraska (NE), 68144
Date of event which requires filing of this statement: 12/04/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075662

## Reporting persons
- Austria Capital LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (9.405% of the class); the aggregate amount excludes certain shares
  Comment: Note to 5, 7, 9 and 11: Based on 21,263,515 shares outstanding as of November 19, 2024 pursuant to a Form 10-Q filed on November 19, 2024 with the Securities and Exchange Commission for the quarter ended September 30, 2024. Note to 10: Excludes a Convertible Note which contains a contractually stipulated 4.99% ownership restriction. The full conversion of the Convertible Note by Austria Capital LLC would exceed this restriction.

## Item 1. Issuer
Name of issuer: KLOTHO NEUROSCIENCES INC.
Address of issuer's principal executive offices: 13576 Walnut Street, Suite A, Omaha, NE 68144

## Item 2. Person Filing
Name of person filing: Austria Capital LLC
Address of principal business office or, if none, residence: 1818 51st Street, Brooklyn, NY 11204
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,000,000.00
Percent of class: 9.405%
Sole power to vote or to direct the vote: 2,000,000.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 2,000,000.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Austria Capital LLC: /s/ Isaac Schreiber, Isaac Schreiber, Sole Member (06/05/2025)